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                                                                    Exhibit 4(f)


[PRUDENTIAL FINANCIAL LOGO]           Pruco Life Insurance Company of New Jersey
                                      Newark, New Jersey 07102

                                      a Prudential company

                                   ENDORSEMENT

This Endorsement is made a part of the Contract to which it is attached and is effective immediately. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The following hereby amends and supersedes the sections of the Contract mentioned below.

1. We amend the "Definitions" section of the Contract to add the following new definition:

         SPOUSAL CONTINUANCE BENEFIT. An optional Contract feature that, under certain conditions, allows the surviving spouse of a deceased Owner to continue the Contract, rather than receive a death benefit.

2. We replace the DEATH OF OWNER DURING THE ACCUMULATION PERIOD in the section of the Contract entitled "Death Benefit" with the following:

         DEATH OF OWNER DURING THE ACCUMULATION PERIOD:

         BASE DEATH BENEFIT

         If the Owner, dies during the Accumulation Period, the death benefit will be as described below.

         Upon receipt of due proof of death and any other documentation we request in Good Order, we will pay a death benefit equal to the greater of:

            1. the Contract Value as of the date we receive due proof of death and any other documentation we need; or

            2. the total Invested Purchase Payments made, proportionally reduced by the effect of withdrawals.

         Where the words "proportionally reduced by the effect of withdrawals" are used in this Endorsement, the withdrawal reduces those values in the same proportion as it reduces the Contract Value. We calculate the proportion by dividing the Contract Value after the withdrawal by the Contract Value immediately prior to the withdrawal. The resulting percentage is multiplied by the applicable values (before the withdrawal) in determining the death benefit.


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         If the ownership of the Contract changes as a result of an assignment, the value of the death benefit will be reset to the Contract Value as of the date of the assignment. Such value will be treated as a Purchase Payment made on that date for purposes of computing the death benefit.

         The Beneficiary may, within 60 calendar days of providing due proof of death, elect to take the death benefit under one of the death benefit payout options listed below, provided that any payout option shall not include a period certain that exceeds the life expectancy of the Beneficiary. The Beneficiary will be the sole measuring life in determining the amount of any such payout option. If no payout option is selected within the 60 days, the death benefit will be payable as a lump sum.

         If the only Beneficiary is the spouse of the original Owner at the time of that Owner's death and there was only one Owner who was also the sole Annuitant, the surviving spouse may elect to continue the Contract under the Spousal Continuance Benefit provision subject to the conditions detailed below. If the spouse does not elect to continue the Contract under the Spousal Continuance Benefit provision, the spouse may, within 60 calendar days of providing proof of death, take the Adjusted Contract Value under any of the payout options available under this Contract.

         The death benefit payout options are:

            Choice 1 -- lump sum payment of the death benefit; or

            Choice 2 -- the payment of the entire death benefit within 5 years of the Owner's date of death; or

            Choice 3 -- payment of the death benefit under an Annuity or Settlement Option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary with distribution beginning within one year of the Owner's date of death.

         Any portion of the death benefit not applied under Choice 3 within one year of the Owner's date of death must be distributed within five years of the date of death.


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         Once a death benefit becomes payable, the Payee's interest in any
         Annuity Benefit under the Contract will cease.

         If a lump sum payment is requested, the amount will be paid within seven (7) days of receipt of proof of death and the election in Good Order, unless the Suspension or Deferral of Payments Provision is in effect.

         SPOUSAL CONTINUANCE BENEFIT: This benefit is available only if each of the following conditions is present on the date we receive proof of the original Owner's death as well as any other necessary documentation: 1) the Owner is the sole Annuitant, 2) there is only one Beneficiary, and the Beneficiary is the Owner's spouse, 3) the surviving spouse is not older than 95 on that date, and 4) the surviving spouse becomes the new Owner and Annuitant. Assuming each of these conditions is present, the surviving spouse must elect the Spousal Continuance Benefit no later than 60 days after furnishing proof of the Owner's death and any other documentation we need.

         Upon activation of the Spousal Continuance Benefit, we will adjust the Contract Value to equal the death benefit that would have been payable to the Beneficiary. If you have a death benefit equal to the greater of the Contract Value or Invested Purchase Payments (proportionately reduced by the effect of withdrawals), we would adjust the Contract Value to equal the following, which amount we refer to below as the "Contract Value (as adjusted to reflect the Spousal Continuance Benefit)":

         The greater of:

            1)    the Contract Value, and

            2) the sum of all Invested Purchase Payments (proportionately reduced by the effect of withdrawals).

         In adjusting the Contract Value in connection with the activation of the Spousal Continuance Benefit, we will allocate any increase in the Contract Value among the Allocation Options in the same proportions that existed immediately prior to the spousal continuance adjustment.

         As of the Spousal Continuance date, the value of the death benefit will be reset to the Contract Value (as adjusted to reflect the Spousal Continuance Benefit). We will treat the Contract Value (as adjusted to reflect the Spousal Continuance Benefit) as a Purchase Payment made on that date for purposes of computing the death benefit payable when the surviving spouse dies.

Except as modified herein, all terms and conditions of the Contract remain unchanged.

                                     Pruco Life Insurance Company of New Jersey


                                     By
                                                       Secretary


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